Exhibit 99.7

Subject Line: Exciting update from Nauticus Robotics

[Dear Customer [INSERT NAME]],

We’re building green robotics for a blue economy, creating a highly sophisticated, ultra-sustainable fleet of marine robotics to better protect the environment. We are grateful for the opportunity to work with you, and today, we are excited to share that we have taken an essential step toward becoming an even stronger partner.

Earlier today, we announced that Nauticus Robotics will become a publicly listed company through a merger with CleanTech Acquisition Corp. (Nasdaq: CLAQ), a publicly-traded special purpose acquisition company (“SPAC”). This is an important moment for us, as this transaction will provide us with additional capital and resources to accelerate our growth as we enter our next chapter as a publicly listed company. You can read the full announcement via [press release link] and learn more from our investor relations page [link].

This transaction better positions us to serve you with investments into our disruptive Aquanauts platform, AI and ML technologies, our operational scale, and our world-class team.

We’re excited about this transaction and our future together. Please feel free to reach out to your Nauticus Robotics team for any questions. We look forward to keeping you updated on our progress.

Sincerely,

Nicolaus Radford - Founder, Chairman, President & CEO

This document relates to a proposed transaction between CleanTech Acquisition Corp. and Nauticus Robotics, Inc. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CleanTech intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of CleanTech, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CleanTech stockholders. CleanTech also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CleanTech are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CleanTech through the website maintained by the SEC at www.sec.gov.

CleanTech and Nauticus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CleanTech’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of CleanTech and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

For investor and media inquiries, please contact:

Gateway Group

IR: Cody Slach or Jeff Grampp, CFA

PR: Jordan Schmidt or Natalie Balladarsch

Phone: (949) 574-3860

E-mail : CLAQ@gatewayir.com